SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 5)*

                         AMERICA SERVICE GROUP INC.
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                              (Name of Issuer)

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                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                02364 L 109
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                               (CUSIP Number)

                        DAVID A. FREEMAN
                        c/o FERRER FREEMAN & COMPANY, LLC
                        THE MILL
                        10 GLENVILLE STREET
                        GREENWICH, CT 06831
                        (203) 532-8011

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               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)

                             November 25, 2002
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          (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  02364 L 109          13D                   PAGE 2 OF 7 PAGES

1.  NAME OF REPORTING PERSONS/
    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Ferrer Freeman & Company, LLC
        TIN:  06-1433502

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                  (See Instructions)     (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS (See Instructions)

        OO

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Connecticut

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               966,677

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             966,677

                10. SHARED DISPOSITIVE POWER



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        966,677

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.9%

14. TYPE OF REPORTING PERSON (See Instructions)

        OO

CUSIP NO.  02364 L 109          13D                   PAGE 3 OF 7 PAGES

1.  NAME OF REPORTING PERSONS/
    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        FFC Partners I, L.P.
        TIN:  06-1458417

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                  (See Instructions)     (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS (See Instructions)

        OO

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               928,331

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             928,331

                10. SHARED DISPOSITIVE POWER



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        928,331

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.2%

14. TYPE OF REPORTING PERSON (See Instructions)

        PN

CUSIP NO.  02364 L 109          13D                   PAGE 4 OF 7 PAGES

1.  NAME OF REPORTING PERSONS/
    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        FFC Executive Partners I, L.P.
        TIN:  06-1477466

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                  (See Instructions)     (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS (See Instructions)

        OO

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               38,346

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             38,346

                10. SHARED DISPOSITIVE POWER



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        38,346

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .6%

14. TYPE OF REPORTING PERSON (See Instructions)

        PN

                                SCHEDULE 13D

     This Amendment No. 5 to Schedule 13D amends and supplements the Statement on Schedule 13D relating to the common stock, $.01 par value per share ("Common Stock") of America Service Group Inc., a Delaware corporation (the "Issuer") filed on February 5, 1999 as amended through November 14, 2002, on behalf of Ferrer Freeman & Company, LLC ("FFC"), FFC Partners I, L.P. ("Partners I") and FFC Executive Partners I, L.P. ("Executive Partners I").

ITEM 1.   SECURITY AND ISSUER.

     Unchanged.

ITEM 2.   IDENTITY AND BACKGROUND.

     Unchanged.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Unchanged.

ITEM 4.   PURPOSE OF TRANSACTION.

     Unchanged.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended in its entirety as follows;

     The percentages set forth in this Item 5 are based on 6,032,744 shares of Common Stock outstanding as of November 11, 2002, as reported in the Form 10-Q filed by the Issuer on November 14, 2002.

     (a) and (b)    (1) FFC is deemed to be the beneficial owner of 966,677
shares of Common Stock by virtue of (i) the 928,331 shares of Common Stock beneficially owned by Partners I, and (ii) the 38,346 shares of Common Stock beneficially owned by Executive Partners I. Assuming the exercise of the Warrants, the 966,677 shares of Common Stock beneficially owned by FFC represents approximately 15.9% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) under the Act). FFC has (a) the sole power to vote or direct the vote and (b) the sole power to dispose or direct the disposition of all 966,677 shares of Common Stock.

                    (2) Partners I is deemed to be the beneficial owner of 928,331 shares of Common Stock by virtue of (i) its ownership of 863,511 shares of Common Stock and (ii) its right to acquire beneficial ownership of 64,820 shares of Common Stock within 60 days through the exercise of the Warrants. Assuming the exercise of the Warrants, the 928,331 shares of Common Stock beneficially owned by Partners I represents approximately 15.2% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) under the Act). Partners I has (a) the sole power to vote or direct the vote and (b) the sole power to dispose or direct the disposition of all 928,331 shares of Common Stock.

                    (3) Executive Partners I is deemed to be the beneficial owner of 38,346 shares of Common Stock by virtue of (i) its ownership of 35,666 shares of Common Stock and (ii) its right to acquire beneficial ownership of 2,680 shares of Common Stock within 60 days through the exercise of the Warrants. Assuming the exercise of the Warrants, the 38,346 shares of Common Stock beneficially owned by Executive Partners I represents approximately .6% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) under the Act). Executive Partners I has (a) the sole power to vote or direct the vote and (b) the sole power to dispose or direct the disposition of all 38,346 shares of Common Stock.

                    (4) David A. Freeman, a Member of FFC and a Director of the Issuer, is deemed to be the beneficial owner of 225 shares of Common Stock. Mr. Freeman has (a) the sole power to vote or direct the vote and
(b) the sole power to dispose or direct the disposition of all 225 shares of Common Stock.

          (c) On November 20, 2002, the Limited Partnerships sold 30,100 shares of Common Stock in a private sale for gross proceeds of $14.31 per share of Common Stock. Partners I sold 28,904 shares of Common Stock and Executive Partners I sold 1,196 shares of Common Stock. On November 21, 2002, the Limited Partnerships sold 4,000 shares of Common Stock in a private sale for gross proceeds of $14.10 per share of Common Stock. Partners I sold 3,841 shares of Common Stock and Executive Partners I sold 159 shares of Common Stock. On November 22, 2002, the Limited Partnerships sold 24,800 shares of Common Stock in a private sale for gross proceeds of $13.56 per share of Common Stock. Partners I sold 23,815 shares of Common Stock and Executive Partners I sold 985 shares of Common Stock. On November 25, 2002, the Limited Partnerships sold 107,700 shares of Common Stock in a private sale for gross proceeds of $13.21 per share of Common Stock. Partners I sold 103,421 shares of Common Stock and Executive Partners I sold 4,279 shares of Common Stock.

          (d) To the best of knowledge of FFC and the Limited Partnerships, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock and the Warrants.

          (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Unchanged.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Unchanged.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: December 2, 2002

                                       FERRER FREEMAN & COMPANY, LLC


                                       By:  /s/ David A. Freeman
                                          -----------------------------
                                          Name:  David A. Freeman
                                          Title: Member


                                       FFC PARTNERS I, L.P.

                                       By:  FERRER FREEMAN & COMPANY, LLC,
                                            its General Partner



                                       By:  /s/ David A. Freeman
                                          ------------------------------
                                          Name:  David A. Freeman
                                          Title: Member


                                       FFC EXECUTIVE PARTNERS I, L.P.

                                       By:  FERRER FREEMAN & COMPANY, LLC,
                                            its General Partner



                                       By:  /s/ David A. Freeman
                                          ------------------------------
                                          Name:  David A. Freeman
                                          Title: Member

                                                                Schedule II
                                                                -----------

                           Joint Filing Agreement

          In accordance with Rule 13d-1(k) of Regulation 13D of the Securities Exchange Act of 1934, as amended, the persons or entities below agree to the joint filing on behalf of each of them of this Statement on
Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of America Service Group Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement as of the 2nd day of December, 2002.

                                       FERRER FREEMAN & COMPANY, LLC


                                       By:  /s/ David A. Freeman
                                          -----------------------------
                                          Name:  David A. Freeman
                                          Title: Member


                                       FFC PARTNERS I, L.P.

                                       By:  FERRER FREEMAN & COMPANY, LLC,
                                            its General Partner



                                       By:  /s/ David A. Freeman
                                          ------------------------------
                                          Name:  David A. Freeman
                                          Title: Member


                                       FFC EXECUTIVE PARTNERS I, L.P.

                                       By:  FERRER FREEMAN & COMPANY, LLC,
                                            its General Partner



                                       By:  /s/ David A. Freeman
                                          ------------------------------
                                          Name:  David A. Freeman
                                          Title: Member